UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2007

Commission File Number: 333-121034

Jayhawk Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	20-0990109
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
370 Interlocken Blvd. Suite 400, Broomfield, Colorado	80021
(Address of principal executive offices)	(Zip Code)

(303) 327-1571
(Registrant's Telephone Number, Including Area Code)

2119 Arapahoe Street, Golden, Colorado 80401
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

On July 25, 2007, the Jayhawk Energy, Inc. ("Registrant") entered into an Asset Purchase and Sale Agreement with Armstrong Investments Incorporated, pursuant to which the Registrant acquired certain oil, gas and mineral leases and other mineral rights and interests located in Kansas ("Kansas Property") in exchange for $2,200,000 in cash. This brief description of the Asset Purchase and Sale Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement attached to this report as Exhibit 10.2.

Concurrent with the execution of the Asset Purchase and Sale Agreement, the Registrant completed a private placement of approximately $2,882,659 ("Private Placement"). The Private Placement was completed in reliance upon that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 5 of that act and Regulation S. Specifically, the Registrant sold 2,882,659 Units at a purchase price of $1.00 per Unit, each Unit consisting of (a) one share of common stock, $.001 par value per share and (b) one warrant which will provide to the holder the right to purchase one share of the Registrant's common stock at a purchase price of $1.00 and which shall expire two years from the date that the Registrant accepts the subscription. This brief description of the Warrant Agreement is not intended to be complete and is qualified in its entirety by reference to the form of the Warrant Agreement attached to this report as Exhibit 10.3. Approximately 562,679 of the Units of the Private Placement were issued to Berrigan Portfolio, Inc. to repay the principal and interest accrued as of July 25, 2007, on the promissory note dated April 12, 2007 between the Registrant and Berrigan Portfolio, Inc. and 20,000 of the Units were issued to Berrigan Portfolio, Inc. to repay $20,000 that Berrigan paid on the behalf of the Registrant.

As a condition to the consummation of the transactions contemplated under the Asset Purchase and Sale Agreement and the Private Placement, Sara Preston, our former officer and director, agreed to have 56,000,000 shares of common stock of the stockholder cancelled in exchange for $20,000 and the inventory of the Registrant relating to the Registrant's former jewelry business; Simultaneously with the closing of the Asset Purchase and Sale Agreement, the Registrant cancelled those 56,000,000 shares of common stock and returned such shares to the Registrant's treasury.

As of July 25, 2007 and as a result of the transactions disclosed above, 36,882,659 shares of the Registrant's common stock were issued and outstanding.

Item 2.01   **Completion of Acquisition or Disposition of Assets**

On July 25, 2007, the Registrant entered into an Asset Purchase and Sale Agreement with Armstrong Investments Incorporated, pursuant to which the Registrant acquired certain oil, gas and mineral leases and other mineral rights and interests located in Kansas ("Kansas Property") in exchange for $2,200,000 in cash. Reference is made to the disclosure described in Item 1.01 above, which is incorporated herein by reference.

Kansas Property. The mineral leases include approximately 35,000 gross acres in Bourbon County, Kansas within the Cherokee basin, and are leased for the development of coal-bed methane and conventional oil and gas reserves. Wells within the leased area were drilled by previous operators with mud logs and cores taken to identify coal properties and gas contents. There have been at least 11 gas bearing coals identified within the Cherokee Group from depths of 250 – 750 feet, with typical thicknesses of 1 to 4 feet, yielding total net coal thickness ranges from 20 to 38 feet. Gas contents have been measured between 22 – 124 scf/ton. No production tests have yet been conducted.

The acquisition of the Kansas Property is the initial step of the Registrant's new business plan is to acquire oil and gas properties for exploration and development. The Registrant intends to engage in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids primarily from conventional reservoirs within North America.

Risk Factors. Investing in the Registrant's common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of the Registrant's common stock. The Registrant believes the risks described below may materially affect the Registrant.

The potential profitability of oil and gas ventures depends upon factors beyond our control.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. These factors cannot be accurately predicted and the combination of these factors may result in us not receiving an adequate return on invested capital.

The oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds. We cannot predict if the necessary funds can be raised or that any projected work will be completed.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Exploration and production activities are subject to environmental regulations which may prevent or delay the commencement or continuance of our operations.

In general, our exploration and production activities are subject to federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and results of operations.

Delays in obtaining oil field equipment and increasing drilling and other service costs could adversely affect our ability to pursue our drilling program.

Due to the recent record high oil and gas prices, there is currently a high demand for and a general shortage of drilling equipment and supplies. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling equipment, crews and associated supplies, equipment and services. We believe that these shortages could continue. In addition, the costs and delivery times of equipment and supplies are substantially greater now than in prior periods. Accordingly, we cannot assure you that we will be able to obtain necessary drilling equipment and supplies in a timely manner or on satisfactory terms, and we may experience shortages of, or material increases in the cost of, drilling equipment, crews and associated supplies, equipment and services in the future. Any such delays and price increases could adversely affect our ability to pursue our drilling program.

The Registrant lacks a public market exists for shares of its common stock, which may make it difficult for investors to sell their shares.

No public market currently exists for our common stock, which is eligible for quotation on the OTC Bulletin Board. The Registrant cannot guaranty that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of common stock. Purchasers of shares of the Registrant's common stock may not realize any return on their purchase of shares. Purchasers may lose their entire investment in the Registrant.

Item 3.02   **Unregistered Sales of Equity Securities**

Concurrent with the execution of the Asset Purchase and Sale Agreement, the Registrant completed a private placement of approximately $2,882,659 ("Private Placement"). The Private Placement was completed in reliance upon that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 5 of that act and Regulation S. Specifically, the Registrant sold 2,882,659 Units at a purchase price of $1.00 per Unit, each Unit consisting of (a) one share of common stock, $.001 par value per share and (b) one warrant which will provide to the holder the right to purchase one share of the Registrant's common stock at a purchase price of $1.00 and which shall expire two years from the date that the Registrant accepts the subscription. This brief description of the Warrant Agreement is not intended to be complete and is qualified in its entirety by reference to the form of the Warrant Agreement attached to this report as Exhibit 10.3. Approximately 562,679 of the Units of the Private Placement were issued to Berrigan Portfolio, Inc. to repay the principal and interest accrued as of July 25, 2007, on the promissory note dated April 12, 2007, between the Registrant and Berrigan Portfolio, Inc. and 20,000 of the Units were issued to Berrigan Portfolio, Inc. to repay approximately $20,000 that Berrigan paid on the behalf of the Registrant.

No directed selling efforts in the United States were used in connection with the offering. Each of the investors has agreed to resell the common stock only pursuant to an effective resale registration statement or to an available exemption from such registration. The shares and warrant certificates contained a legend to such effect.

The Registrant agreed to prepare and file, as soon as practicable following the closing of Private Placement, a registration statement on Form SB-2 or such other form as shall be available registering the shares issued pursuant to the Private Placement.

Item 5.01   **Changes in Control of Registrant**

On July 25, 2007, the Registrant entered into an Asset Purchase and Sale Agreement with Armstrong Investments Incorporated, pursuant to which the Registrant acquired certain oil, gas and mineral leases and other mineral rights and interests located in Kansas in exchange for $2,200,000 in cash, the Registrant completed the Private Placement, and Sara Preston, our former officer and director, agreed to have 56,000,000 shares of common stock of the stockholder cancelled in exchange for $20,000 and the inventory of the Registrant relating to the Registrant's former jewelry business. Reference is also made to the disclosure described in Items 1.01, 2.01 and 3.02 above, which is incorporated herein by reference.

As of July 25, 2007 and as a result of the transactions disclosed above, 36,882,659 shares of the Registrant's common stock were issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 25, 2007, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Lindsay Gorrill 370 Interlocken Blvd. Suite 400 Broomfield, CO 80021	4,000,000 shares, President, Secretary and director	10.85%
Common Stock	Joseph Young 370 Interlocken Blvd. Suite 400 Broomfield, CO 80021	no shares, Chief Financial Officer, director	0.00%
Common Stock	All directors and named executive officers as a group	4,000,000 shares	10.85%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. Our management is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5.06   **Change in Shell Company Status**

The material terms of the transaction by which the Registrant acquired the Kansas Property and completed the Private Placement are described in Items 1.01, 2.01, 3.02 and 5.01 above, which is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**

Exhibits

Exhibit	Description
10.2	Asset Purchase and Sale Agreement dated July 25, 2007, by and among Jayhawk Energy, Inc., and Armstrong Investments Incorporated.
10.3	Form of Warrant Agreement to Purchase Shares of Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jayhawk Energy, Inc.

July 26, 2007

By: /s/ Lindsay Gorrill

Lindsay Gorrill
President

Exhibit 10.2

ASSET PURCHASE AND SALE AGREEMENT

This Asset Purchase and Sale Agreement ("Agreement") is entered into this 25th day of July, 2007 ("Effective Date"), by and among Jayhawk Energy, Inc., a Colorado corporation ("Jayhawk"), and Armstrong Investments Incorporated, an Anguilla corporation ("Armstrong"). Jayhawk is referred to herein as "Buyer" and Armstrong is referred to herein as "Seller." Buyer and Seller are called herein collectively the "Parties."

RECITALS

A.   Seller is the owner of certain interests in certain oil and gas leases and well bores, which are set forth as attached hereto as Exhibits A and A-1.

B.   Seller desires to sell and assign its interests in and obligations concerning those oil and gas leases for the benefit of Buyer, for the consideration and on the terms and subject to the conditions specified in this Agreement.

C.   Buyer desires to purchase those certain interests in and assume those obligations concerning those oil and gas leases, on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, IN CONSIDERATION OF THE RECITALS SPECIFIED ABOVE THAT SHALL BE DEEMED TO BE A SUBSTANTIVE PART OF THIS AGREEMENT, AND THE MUTUAL COVENANTS, PROMISES, UNDERTAKINGS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES SPECIFIED IN THIS AGREEMENT AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES DO HEREBY COVENANT, PROMISE, AGREE, REPRESENT AND WARRANT AS FOLLOWS:

ARTICLE 1
DEFINITIONS

Capitalized terms used in this Agreement have the meanings given such terms in this Article 1 or elsewhere in this Agreement.

"Affiliate" means (i) with respect to the Seller, any corporation, limited liability company, association, partnership or person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or under common control with, the Seller, and (ii) any Seller's officers, directors and shareholders.

"Assets" has the meaning set forth in Article 2.01 hereof.

"Buyer" has the meaning set forth in the preface to this Agreement.

"Buyer Indemnified Party" has the meaning provided in Article 7.03.

"Closing" has the meaning set forth in Article 3.02 hereof.

"Closing Date" has the meaning set forth in Article 3.02 hereof.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commission" means the Securities and Exchange Commission (or any successor body thereto).

"Conveyance Documents" means the Conveyance in the form attached hereto as Exhibit B and B-1, together with those other forms of assignments, bills of sale, deeds and other instruments the Parties agree are necessary or appropriate to convey interest in the Assets or from Seller to Buyer as contemplated by the Agreement.

"Environmental Audit" means an assessment of Seller's compliance with Environmental Laws relative to the Assets consisting of examination of Seller's files and public documents, interviews of personnel of Seller and of other appropriate persons and visual inspection of the Assets.

"Examination Period" has the meaning set forth in Article 6.02.

"Governmental Approvals" has the meaning set forth in Article 13.

"Hydrocarbons" means crude oil, natural gas, casinghead gas, condensate, helium, sulphur, S02, C02, natural gas liquids and other gaseous and liquid hydrocarbons or any combination thereof.

"Indemnifying Party" has the meaning set forth in Article 7.04(a) hereof.

"Lands" means the lands covered by the Mineral Interests.

"Leases" means the oil and gas leases or oil, gas, and mineral leases shown in Exhibit A hereto or that cover any portion of the area described in such Exhibit.

"Loss" or "Losses" means all damages, payments, penalties, fines, assessments, costs, amounts paid in settlement, obligations, taxes, losses (including reductions in the value of Assets), liabilities, expenses and fees incurred, including court costs and attorneys' fees and expenses and costs of investigating, preparing or defending any action or proceeding, provided, however, that Buyer shall be deemed to have incurred a Loss or Losses only if, and only to the extent that, the cumulative aggregate of all such Loss or Losses attributable to or arising in connection with the portion of the Assets acquired from Armstrong exceeds $50,000 or the cumulative aggregate of all such Loss or Losses attributable to or arising in connection with the portion of the Assets acquired from Jayhawk exceeds $250,000.

"Mineral Interests" means the interests of Seller in the Leases described in Exhibit A and any mineral interest owned by Seller in and to the lands described in Exhibit A.

"Parties" has the meaning set forth in the preface above.

"Permitted Encumbrances" means, with respect to the Assets, the following:

(i)   liens for taxes not yet due or, if due, being challenged in good faith by appropriate proceedings;

(ii)   materialmen's, mechanics' and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent and that will be paid or discharged in the ordinary course of business or, if delinquent, that are being contested in good faith in the ordinary course of business;

(iii)   easements, rights-of-way, servitudes, permits, surface leases, and other rights granted to or reserved for third parties in respect of surface operations that do not materially interfere with the operation of the portion of the Assets burdened thereby;

(iv)   rights reserved to or vested in any governmental authority to control or regulate any of Well Bores or Units and all applicable laws, rules, regulations and orders of such authorities.

(v)   liens arising under operating agreements, unitization and pooling agreements, orders and statutes and production sales contracts securing amounts not yet due or, if due, being contested in good faith in the ordinary course of business as set forth in Exhibit A attached hereto and made a part hereof for all purposes;

(vi)   the terms and conditions of all contracts and agreements relating to the Leases including, without limitation, exploration agreements, gas sales contracts, processing agreements, farmins, farmouts, operating agreements, and right-of-way agreements, to the extent such terms and conditions are normal and customary in the oil and gas industry in the area in which the affected Assets are located;

(vii)   royalties, overriding royalties, net profits interests, production payments, reversionary interests, and similar interests that do not decrease Seller's interest, except as specified in Exhibit A attached hereto;

(viii)   conventional rights of reassignment requiring notice to the holders of the rights prior to surrendering or releasing a leasehold interest; and

(ix)   the absence of Governmental Approvals other than Governmental Approvals that were applicable to a previous transaction involving the transfer of all or any portion of the Assets but were not complied with at the time of the consummation of such transaction.

"Purchase Price" has the meaning given set forth in Article 3.01.

"Records" means all originals, copies, computer tapes and discs, files, records, information or data relating to the Assets in the possession of Seller, or in the possession of any agent for the Seller, including, without limitation, title records (including abstracts of title, title opinions, certificates of title and title curative documents), accounting records and files, contracts, correspondence, production records, electric logs, core data, pressure data, decline curves, graphical production curves, geologic and geophysical information, drilling reports, well completion reports, drill stem test charts and reports, engineering reports, regulatory reports, and all related materials, insofar as the foregoing items constitute materials that may be lawfully conveyed to Buyer (i.e. the materials are not subject to a proprietary agreement precluding their transfer to Buyer).

"Seller" has the meaning set forth in the preface to this Agreement.

"Seller Indemnified Party" has the meaning given to it in Article 7.02.

"Survival Period" has the meaning set forth in Article 7.01 hereof.

"Taxes" has the meaning set forth in Article 9.

"Third Party Claim" has the meaning set forth in Article 7.04(a) hereof.

"Transfer Requirements" means all consents, approvals, authorizations or permits of, or filings with or notifications to, any third party which must be obtained, made or complied with for or in connection with the transactions contemplated by this Agreement in order (a) for such transactions to be effective, (b) to prevent any termination, cancellation, default, acceleration or change in terms (or any right arising therefrom) under any terms, conditions or provisions of any Asset (or of any agreement, instrument or obligation relating to or burdening any Asset or any interest therein or portion thereof) as a result of such transactions, or (c) to prevent the creation or imposition of any lien, charge, penalty, restriction, security interest or encumbrance on or with respect to any Asset or any interest therein or portion thereof (or any right arising therefrom) as a result of such transactions.

"Units" means all unitization, communitization, pooling agreements, working interest units created by operating agreements, and orders covering the lands subject to the Leases, or any portion thereof, and the units and pooled or communitized areas created thereby.

"Wells" means wells for the production of Hydrocarbons.

ARTICLE 2
SALE AND PURCHASE

2.01 Assets. Subject to the terms and conditions of this Agreement and in consideration of Buyer's payment to Seller of the Purchase Price as provided in this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell and convey to Buyer, the following Assets:

(a)   all of the oil, gas and mineral interests in the leases described on Exhibit A and well bores described on Exhibit A-1 as specified in the Conveyance Documents in Exhibits B and B-1 (the "Leasehold Interests");

(b)   All of Seller's right, title, and interest in and to all of the immovable, movable and mixed property of Seller, or in which Seller owns an interest, that is attributable or allocable to the Assets and used or held for use in connection with the exploration, development, operation or maintenance of any of the Leasehold Interests or the production, treatment, measurement, storage, gathering, transportation or marketing of oil, gas or other hydrocarbons attributable to the Leasehold Interests (or the interests of others therein)

(c)   All of Seller's right, title, and interest in and to all original files, records, data, information and documentation of Seller (or if originals are not available, copies of such items) pertaining to or evidencing Seller's use, ownership or operation of any of the assets, or the maintenance or operation thereof, or to any units in which any of the Leasehold Interests may be included or to the producing, treating, measuring, processing, storing, gathering, transporting or marketing of oil and gas attributable to the Leasehold Interests or such units and water, brine or other minerals and products produced in association therewith, including, without limitation, lease files, land files, well files, production sales agreement files, division order files, title opinions and abstracts, legal records (excluding any records or information the disclosure of which would result in the waiver of an attorney-client privilege), tax records, financial and accounting records, governmental, tribal and regulatory filings and permits, environmental records, and, except to the extent the transfer thereof may not be made without violating applicable contractual restrictions, geological and geophysical data, seismic records, production reports, maps, and computer software (collectively, the "Records"); and

(d)   All rights of Seller in and to those instruments and agreements listed on Exhibits A, A-1, B and B-1 hereto, the other instruments and agreements under which Seller's interests in the Leasehold Interests arise, and all other agreements and contractual rights, easements, rights-of-way, servitudes, and other rights, privileges, and benefits to the extent relating to any asset described in clauses (a) through (d) above, including, without limitation, all rights of Seller in, to and under or derived from all production sales contracts, operating agreements, pooling, unitization or communitization agreements, purchase, exchange or processing agreements, production handling agreements, surface leases, easements or rights-of-way, farmout or farmin agreements, dry hole or bottom hole contribution agreements, seismic agreements, permits, licenses, options, orders and all other contracts, agreements and instruments relating to the exploration for, or the development, production, storage, gathering, treatment, transportation, processing, or sale or disposal of oil, gas, other hydrocarbons, other minerals, water, brine or other substances from any Leasehold Interest or any units of which they are a part (collectively, the "Rights")

The Leasehold Interests, the Related Property, the Records, and the Rights are herein collectively called the "Assets."

ARTICLE 3
PURCHASE PRICE; CLOSING

3.01 Purchase Price. In consideration for the sale and conveyance to Buyer of the Assets, subject to the terms and conditions hereof, the Buyer agrees to tender and deliver to the Seller in the manner hereinafter provided Two Million Two Hundred Thousand ($2,200,000) Dollars as consideration (the "Purchase Price").

3.02 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of the Buyer located in Broomfield, Colorado, simultaneously with the execution of this Agreement on the Effective Date, or at such other place, date and time as the Buyer and the Seller may mutually determine (the "Closing Date").

3.03 Closing Obligations. At the Closing, the following events shall occur:

(a)   Seller and Buyer shall execute, acknowledge and deliver to each other the Conveyance Documents. In the Conveyance Documents, Seller shall bind itself and its respective successors and assigns to warrant title to the Assets unto Buyer, its successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof by, through and under Seller, but not otherwise, and with full substitution and subrogation of Buyer in and to all warranties of title heretofore made by Seller's predecessors in title in respect of the Assets. Further, in the Conveyance Documents, any movable or tangible property situated on and comprising a portion of the Assets shall be sold on an **"AS IS, WHERE IS"** basis without any warranty, either express or implied, as to title, value, quality, condition or fitness for any purpose and with all defects;

(b)   Buyer shall make the payment described in Article 3.01;

(c)   Seller shall execute such other instruments and take such other action as may be necessary to carry out its obligations under this Agreement; and

(d)   Buyer shall execute such other instruments and take such other action as may be necessary to carry out its obligations under this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.01 Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this Article 4.01 are true and correct as of the Closing Date:

(a)   Seller is a corporation which is duly organized, validly existing and in good standing under the laws of Anguilla, and is qualified to do business and in good standing under the laws of any jurisdiction where the Seller conducts operations.

(b)   Seller has all requisite power and authority to carry on their respective businesses as presently conducted, to enter into this Agreement, to perform their obligations pursuant to this Agreement.

(c)   The execution and delivery of this Agreement has been, and the execution and delivery of all certificates, documents and instruments required to be executed and delivered by the Seller at Closing, and the consummation of the transactions contemplated hereby and thereby as of the Closing Date shall have been duly authorized by all necessary corporate action on the part of the Seller. No further authorization is required by any law, statute, regulation, court order or judgment applicable to the Seller. This Agreement constitutes the legal, valid and binding obligations the Seller enforceable in accordance with their respective terms, subject however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). After Closing, the Seller will have the ability to continue in its same business without a fundamental change in the nature or scope of its business.

(d)   The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby and thereby will not (i) violate, or be in conflict with, any provisions of the Seller's charter documents, (ii) constitute a breach of, or any event of default under, any contract or agreement to which the Seller is a party or by which it or its assets are bound, or constitute the happening of an event or condition upon which any other party to such a contract or agreement may exercise any right or option which will materially adversely affect any of the Assets, (iii) violate any judgment, decree, order, statute, rule or regulation applicable to Seller, or (iv) result in any material liability to Buyer under the terms of any contracts or agreements.

(e)   No suit, action or other proceeding is pending before any court or any governmental agency as of the date of this Agreement to which the Seller is a party or which involves the Assets and which might result in a material impairment or loss of the Seller's title to the Assets or that might materially hinder or impede the operation of the Assets or the ability of the Seller to perform its obligations under this Agreement. Seller will promptly give the Buyer notice of any such proceeding arising prior to or after the Closing with respect to which it has notice. The Seller has received no notice of any pending or threatened action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, governmental agency, public board or body against or affecting the Seller or the Assets that questions the powers and authority of the Seller to enter into or perform its obligations under this Agreement or to carry out the transactions on its part described in this Agreement to own and dispose of the Assets.

(f)   Prior to the Closing Date, all royalties, rentals and other payments due with respect to the Mineral Interests have been properly and timely paid as prescribed by the Leases governing them. All conditions necessary to keep the Leases in force have been fully performed no notices have been received by Seller of any claim to the contrary and all of the Leases are in full force and effect.

(g)   Prior to the Closing Date, (i) Seller is not obligated by virtue of any prepayment arrangement under any contract for the sale of Hydrocarbons and containing a "take or pay" or similar provision to deliver Hydrocarbons produced from the Assets at some future time without then or thereafter receiving full payment therefor, and (ii) Seller is under no obligation to reduce its share of production under any balancing agreement or similar contract.

(h)   All ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Hydrocarbons on the Assets have been properly paid and all such taxes and assessments which become due and payable prior to the Closing Date shall have been properly paid by Seller.

(i)   All laws, regulations and orders of all governmental agencies having jurisdiction over the Assets or operations conducted thereon have, to Seller's knowledge, been and shall continue to be complied with in all material respects until the Closing Date. Seller has obtained all material necessary permits from governmental agencies having jurisdiction in connection with all operations currently conducted with respect to the Assets, including, without limitation, the injection and disposal of salt water, or operations currently conducted thereon and have timely, properly and accurately made and will continue to timely, properly and accurately make all filings required by all governmental agencies with respect to the Assets or operations currently conducted thereon and through the Closing Date.

(j)   Seller has not incurred liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

(k)   With respect to the Basic Documents (defined below), in all material respects (i) the Basic Documents all are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (ii) Seller is not in breach or default with respect to any of its material obligations pursuant to any such Basic Document or any regulations incorporated therein or governing same; (iii) all material payments (including, without limitation, royalties, delay rentals, shut-in royalties, or payments, fees for salt water disposal or injection, and joint interest or other billings under unit or operating agreements) due from Seller thereunder have been made by Seller; (iv) to Seller's knowledge no other party to any Basic Document (or any successor in interest thereto) is in breach or default with respect to any of their material obligations thereunder; (v) neither the Seller nor, to Seller's knowledge, any other party to any Basic Document has given or threatened to give notice of any action to terminate, cancel, rescind or procure a judicial determination of any Basic Document or any provision thereof; and (vi) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in a breach of, constitute a default under, or result in a violation of the material provisions of any Basic Document and none of the Basic Documents will require, after the Effective Date, that any advance payments be made to any party other than those required under operating agreements. As used herein the term "Basic Documents" shall mean the Leases, partnership, joint venture, limited partnership, farmout, dry hole, bottom hole, operating agreements, acreage contribution, purchase and acquisition agreements, area of mutual interest agreements and salt water disposal and/or injection agreements, servicing contracts, casement and/or right-of-way agreements, surface leases, surface use agreements, unitization or pooling agreements and all other material executory contracts and agreements relating to the Assets, including, without limitation, those contracts and agreements described in Article 4.01(m) hereto.

(l)   Seller has good and valid title to the Assets; Exhibits A and A-1 contain a list of all Mineral Interests and other mineral estates and interests within the interest in the Leases owned by Seller and is true and correct, except as otherwise noted therein.

(m)   The Mineral Interests entitle Seller to receive not less than the undivided interest set forth in Exhibit A and A-1 of all indicated hydrocarbons produced, saved and marketed from or attributable to the Leases.

(n)   No portion of the Mineral Interests (1) has been contributed to and is currently held by a tax partnership; (2) is subject to any form of agreement (whether formal or informal, written or oral) deemed by any state or federal tax statute, rule or regulation to be or have created a tax partnership; or (3) otherwise constitutes "partnership property" (as that term is used in Subchapter K of Chapter 1 of Subtitle A of the Code) of a tax partnership. For the purpose of this Article 4.01(n) a "tax partnership" is an entity deemed to be a partnership within the meaning of Section 761 of the Internal Revenue Code or any similar state or federal statute, rule or regulation, by reason of elections made not to be excluded from the application of such partnership provisions.

(o)   The Seller represents that it has been furnished with such information as Seller may have requested from the Buyer concerning the Buyer.

(p)   Seller has provided Buyer with complete and accurate information relating to the Leases and Assets, including without limitation, all applicable agreements relating, appertaining or incidental to the Leases, production history and characteristics. Seller has also provided Buyer with copies of all land files heretofore maintained and belonging to Seller.

(q)   Prior to Closing, Seller shall have made available to Buyer for examination all title and other information relating to the Assets insofar as the same are in Seller's possession and after Closing will cooperate with Buyer in Buyer's efforts to obtain such additional information relating to the Assets as Buyer may reasonably require, to the extent in each case that Seller may do so without violating legal constraints or any obligation of confidence or other contractual commitment of Seller to a third party. After Closing, Seller shall cooperate with Buyer in Buyer's efforts to obtain, at Buyers' expense, such additional title information as Buyer may reasonably deem prudent.

(r)   Seller has caused the Assets to be maintained in a good and workmanlike manner consistent with good oilfield practices, has maintained insurance now in force with respect to the Assets, has paid or caused to be paid all costs and expenses in connection therewith, has kept the Leases in full force and effect and has performed and, to the best knowledge of Seller, complied with all the covenants and conditions contained in the Leases and all agreements relating to the Assets.

(s)   During the period between the Effective Date and the Closing, Seller has not entered into any agreements or commitments with respect to the Assets, has not modified or terminated any of the agreements relating to the Assets, including, without limitation, the Basic Documents, has not encumbered, sold or otherwise disposed of any of the Assets other than any personal property which may have been replaced by equivalent property or consumed in the operation of the Assets, and has not voluntarily compromised any amounts payable to the Seller due to casualty loss or any pending or threatened taking related to the Assets.

(t)   Seller has exercised reasonable efforts in safeguarding and maintaining all engineering, geological and geophysical data, reports and maps, contract rights and like information relating to the Assets.

(u)   In the event that as of the Closing Date the Assets are subject to outstanding Governmental Approvals, Seller agrees to indemnify the Buyer Indemnified Party against any Loss or Losses arising by reason of the failure to obtain such Governmental Approvals. Seller represents that it will exercise reasonable efforts to obtain such Governmental Approvals. The indemnity herein provided shall survive the Closing until the required Governmental Approvals have been obtained.

(v)   Seller has permitted Buyers' authorized representatives to consult with Seller's and/or any third-party contract operator's agents and employees during reasonable business hours and to conduct on-site inspections, reasonable tests and inventories with respect to the Assets and inspect and examine any and all production and related data, well logs and geological and geophysical data relating to the Assets.

(w)   Prior to the Closing Date, Seller has used reasonable efforts to maintain its relationships with all suppliers, customers and others having business relationships with Seller with respect to the Assets so that such relationships will be preserved for Buyer on and after the Closing Date.

(x)   There are no underground storage tanks located on any of Lands.

4.02 Representations and Warranties of Buyer. Jayhawk represents and warrants to Seller that the statements contained in this Article 4.02 are true and correct as of the Closing Date:

(a)   Jayhawk is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and is qualified to do business and in good standing under the laws of any jurisdiction where Jayhawk conducts operations.

(b)   Buyer has all requisite power and authority, corporate and otherwise, to carry on its business as presently conducted, to enter into this Agreement to which it is a party, and to perform its obligations under this Agreement.

(c)   The execution and delivery of this Agreement has been, and the execution and delivery of all certificates, documents and instruments required to be executed and delivered by Buyer at Closing, and the consummation of the transactions contemplated hereby as of the Closing Date shall have been duly authorized by all necessary corporate action on the part of Buyer and no further authorization is required by any law, statute, regulation, court order or judgment applicable to Buyer. This Agreement constitutes a legal, valid and binding obligation of Buyer enforceable in accordance with its terms, subject however, to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)   The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby will not (i) violate, or be in conflict with any provisions of Buyer's certificate of incorporation, bylaws or governing documents, (ii) constitute a material breach of, or any event of default under, any contract or agreement to which Buyer is a party or by which it or its assets are bound, or constitute the happening of an event or condition upon which any other party to such a contract or agreement may exercise any right or option which will materially adversely affect the ability of Buyer to perform its obligations hereunder, or (iii) violate any judgment, decree, order, statute, rule or regulation applicable to Buyer.

(e)   No suit, action or other proceeding is pending before any court or governmental agency as of the date of this Agreement to which Buyer is a party and which might materially hinder or impede the ability of Buyer to perform its obligations hereunder. Jayhawk shall promptly notify Seller of any such proceeding arising prior to the Closing with respect to which it receives actual notice.

(f)   Buyer has not incurred any liability, contingent or otherwise, for brokers' or finders' fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

ARTICLE 5
ENVIRONMENTAL REPRESENTATIONS AND WARRANTIES

5.01 Definitions. As used in this Article 5.01:

(a)   "Contaminated Site List" means any list, registry, or other compilation established by any Governmental Entity of sites that require or potentially require investigation, removal actions, remedial actions, or any other response under any Environmental Laws or treaty covering environmental matters, as the result of the Release or threatened Release of any Hazardous Materials.

(b)   "Environmental Laws" means all laws, rules, regulations, statutes, ordinances or orders of any Governmental Entity relating to (A) the control of any potential pollutant or protection of the air, water or land, (B) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (C) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation, the terms and conditions of any license, permit, approval, or other authorization by any Governmental Entity, and judicial, administrative, or other regulatory decrees, judgments, and orders of any Governmental Entity. The term "Environmental Laws" shall include, but not be limited to, the Clean Air Act, 42 U.S.C.ss.7401 et seq., the Clean Water Act, 33 U.S.C.ss.1251 et seq., the Resource Conservation Recovery Act ("RCRA"), 42 U.S.C.ss.6901 et seq., the Superfund Amendments and Reauthorization Act, 42 U.S.C.ss.11011 et seq., the Toxic Substances Control Act, 15 U.S.C.ss.2601 et seq., the Water Pollution Control Act, 33 U.S.C.ss.1251, et seq., the Safe Drinking Water Act, 42 U.S.C.ss.300f et seq., the Comprehensive Environment Response, Compensation, and Liability Act ("CERCLA"), 42 U.S.C.ss.9601 et seq., the Oil Pollution Act of 1990, 33 U.S.C.A.ss.2701 et seq., and any applicable statutes promulgated by the State of Utah or any counties, cities, townships or other jurisdictions located therein.

(c)   "Environmental Liabilities" shall mean any and all liabilities, responsibilities, claims, suits, losses, costs (including remediation, removal, response, abatement, cleanup, investigative, and/or monitoring costs and any other related costs and expenses), damages, settlements, expenses, charges, assessments, liens, penalties, fines, prejudgment and postjudgment interest, attorney fees and other legal fees (A) pursuant to any agreement, order, notice, or responsibility, (including directives embodied in Environmental Laws), injunction, judgment, or similar documents (including settlements), or (B) pursuant to any claim by a Governmental Entity or other person for personal injury, property damage, damage to natural resources, remediation, or similar costs or expenses incurred by such Governmental Entity or person pursuant to common law, statute, rule or regulation.

(d)   "Environmental Remediation Costs" means all costs and expenses of actions or activities to (A) cleanup or remove Hazardous Materials from the environment, (B) to prevent or minimize the further movement, leaching or migration of Hazardous Materials in the environment, (C) prevent, minimize or mitigate the Release or threatened Release of Hazardous Materials into the environment, or injury or damage from such Release, and (D) comply with the requirements of any Environmental Laws. Environmental Remediation Costs include, without limitation, costs and expenses payable in connection with the foregoing for legal, engineering or other consultant services, for investigation, testing, sampling, and monitoring, for boring, excavation, and construction, for removal, modification or replacement of equipment or facilities, for labor and material, and for proper storage, treatment, and disposal of Hazardous Materials.

(e)   "Governmental Entity" means any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including local authorities.

(f)   "Hazardous Materials" means any toxic or hazardous materials or substances, or solid wastes, including asbestos, buried contaminants, chemicals, flammable or explosive materials, radioactive, materials, petroleum and petroleum products, and any other chemical, pollutant, contaminants substance or waste that is regulated by any Governmental Entity under any Environmental Law.

(g)   "Material" or "Material Adverse Effect" for purposes of this Article 5.01 means any matter, response, action, remediation, or other item calling for the payment or expenditure by any Seller or Buyer after the Closing of funds in excess of $50,000 per occurrence, or $250,000 in the aggregate.

(h)   "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment of any Hazardous Materials.

5.02 Representations and Warranties. With respect to the Assets, the Seller represents and warrants to Buyer that, to the best of its knowledge:

(a)   With respect to permits and licenses relating to the Assets, (A) all Material licenses, permits, consents, or other approvals required under Environmental Laws that are necessary to the current operations on the Assets have been obtained and are in full force and effect, and Seller is unaware of any basis for revocation or suspension of any such licenses, permits, consents or other approvals, (B) no declaration, environmental impact statement, or other filing or notice to any Governmental Entity is required under Environmental Laws as a condition or in connection with the transactions contemplated by this Agreement, and (C) no Environmental Laws impose any obligation upon any Seller, as a result of any transaction contemplated hereby, requiring prior notification to any Governmental Entity of the transfer of any permit, license, consent, or other Approval which materially is necessary to the operations of the Assets.

(b)   No Governmental Entity has given notice to the Seller of any claim or investigation under or violation of any Environmental Law with respect to the Assets or of any intent to encumber or place a lien under any Environmental Laws upon the Assets. No Material notice or Material restriction has been, or is required to be placed in any deed or other public real property record pursuant to any Environmental Laws with respect to the Assets.

(c)   Except as would not have a Material Adverse Effect and with respect to the Assets or any of the Lands, (A) no oral or written notification of any Release of any Hazardous Materials has been given to any Governmental Entity by or on behalf of Seller, (B) none of the Assets is on (nor has any Seller received any notice from any Governmental Entity that any of the Assets is being considered or proposed for listing on) any Contaminated Site List, (C) none of the Assets is the subject of any judgment, decree or order of any Governmental Entity requiring any investigation, removal, remediation or similar action, or other response under any Environmental Laws, (D) the Seller has not received any notice from any Governmental Entity that it is liable or responsible, or potentially liable or responsible, in any material respect for any removal, remedial, or other similar type action under any Environmental Laws as the result of the Release or threatened Release of Hazardous Materials with respect to the Assets and (E) there is no claim, complaint, investigation, litigation, or administrative proceeding threatened before any Governmental Entity (and to the best of its information and belief, Seller knows of no threatened claim, complaint, investigation, litigation, or administrative proceeding) in which it is asserted by any Governmental Entity or any other person that Seller (x) has violated or is not in compliance with any Environmental Laws with respect to the Assets, (y) is liable for or should be ordered or compelled to undertake any removal, remediation, or other response action as the result of the Release or threatened Release of any Hazardous Materials with respect to the Assets or (z) is liable for damages (including without limitation, damages to natural resources), fines, penalties, or other relief as the result of the violation or noncompliance of any Environmental Laws or as the result of the Release or threatened Release of any Hazardous Materials with respect to the Assets.

(d)   Except where the failure to have such permits and authorizations would not have a Material Adverse Effect, all Hazardous Materials, garbage, refuse, and similar waste materials with respect to the Assets have been transported by Seller only to sites which have proper permits or other authorization from Governmental Entities for the disposal of such materials. To the best knowledge of Seller, no such site to which Hazardous Materials, garbage, refuse, or similar waste materials have been transported for disposal Seller are on any Contaminated Site List.

(e)   Except as would not have a Material Adverse Effect, all operations of Seller with respect to the Assets are in compliance with all Environmental Laws.

(f)   Except as would not have a Material Adverse Effect, no facts or circumstances exist which could reasonably be expected to result in any Environmental Liabilities to Seller or the Buyer following the Closing with respect to the Assets.

(g)   Seller does not now own, lease or otherwise operate any disposal sites on the Assets.

ARTICLE 6
ENVIRONMENTAL COVENANT

6.01 Availability of Data to Buyer; Environmental Audit. Prior to the date hereof, Seller has made available to Buyer information which is in the possession or control of Seller or to which Seller has access (other than publicly available information to which Buyer has equal access) and which relates to the environmental condition of the Assets, which information includes, without limitation, information regarding crude oil and produced water that may have been spilled or disposed of on-site and the locations thereof; onsite pits and pit closures; on-site burial; land farming; land spreading; underground injection; and on-site solid waste disposal sites. Seller has further delivered to Buyer true and correct copies of its Environmental Reports. No material environmental events have occurred since the dates of these reports.

6.02 Environmental Assessment. Buyer shall have the right to make an environmental assessment of the Assets during the period beginning on the date of execution of this Agreement and ending ninety (90) days after the Closing Date ("Examination Period"). If during the Examination Period, Buyer determines that operations of Seller or its affiliates with respect to the Assets are not in compliance with all Environmental Laws, without regard to whether Seller has been previously notified of such matter by an applicable authority, then Buyer shall give Seller notice thereof together with an explanation of the environmental problem. Seller shall have five (5) days following such notice to notify Buyer whether Seller elects to (x) remediate, dispose of, restore, or otherwise resolve such environmental problem or lack of compliance in accordance with all applicable laws, rules, and regulations, and to Buyer's reasonable satisfaction, or (y) reduce the Purchase Price to be paid under this Agreement (b) by $50,000. Buyer and Seller agree to cooperate with each other in connection with all activities to be conducted hereunder.

ARTICLE 7
SURVIVAL AND INDEMNIFICATION

7.01 Survival of Representations and Warranties. The representations and warranties of (i) the Seller contained in Article 4.01 and Article 5 hereof shall survive the Closing for a period of one year from the Closing Date and (ii) the representations and warranties of the Buyer contained in Article 4.02 hereof shall survive the Closing for one year from the Closing Date (the "Survival Period").

7.02 Indemnification Provision for the Benefit of the Seller. In the event the Buyer breaches any of its representations and warranties contained in Article 4.02 hereof, then the Buyer agrees to indemnify and hold harmless the Seller, any current, former, and future director, officer, manager, member, partner, shareholder, employee and agent of Seller, and any successor, assign, heir, and executor of any of the foregoing (the "Seller Indemnified Party"), from and against the entirety of any Losses resulting from or related or attributable to the breach which the Seller, or any such Affiliate (or any such other indemnified person in such person's capacity set forth above) shall suffer, provided such claim for indemnification is brought within the Survival Period; and further provided that "Losses", as used in this sentence, shall not include, and Buyer shall not be responsible or liable for, any death, personal injury, or consequential damages in respect of such breach. Further, subject to the limitations of the immediately preceding sentence, the Buyer indemnifies, defends and holds the Seller Indemnified Parties harmless from and against any and all Losses directly or indirectly arising out of or resulting from any Hazardous Materials being present or released in, on or around any part of the surface of the Fee Tract, or in the soil, groundwater or soil vapor on or under the surface of the Fee Tract subsequent to the Closing Date that is caused by the Buyer or its agents and employees.

7.03 Indemnification Provision for the Benefit of the Buyer. In the event the Seller breaches any of its representations and warranties contained in Article 4.01 and Article 5 hereof, then the Seller agrees to indemnify and hold harmless the Buyer, any current, former, and future director, officer, manager, member, partner, shareholder, employee and agent of Buyer, and any successor, assign, heir, and executor of any of the foregoing (the "Buyer Indemnified Party"), from and against the entirety of any Losses resulting from or related or attributable to the breach which the Buyer, or any such Affiliate (or any such other indemnified person in such person's capacity set forth above) shall suffer, provided such claim for indemnification is brought within the Survival Period; and further provided that "Losses", as used in this sentence, shall not include, and Seller shall not be responsible or liable for, any death, personal injury, or consequential damages in respect of such breach. Further, subject to the limitations of the immediately preceding sentence, the Seller indemnifies, defends and holds the Buyer Indemnified Parties harmless from and against any and all Losses directly or indirectly arising out of or resulting from any Hazardous Materials being present or released in, on or around any part of the surface of the Fee Tract, or in the soil, groundwater or soil vapor on or under the surface of the Fee Tract prior to the Closing date and thereafter, except for the presence of such Hazardous Materials that is caused by the Buyer or its agents and employees.

7.04   Matters Involving Third Parties.

(a)   If any third party shall notify a Seller Indemnified or Buyer Indemnified Party with respect to any matter which may give rise to a claim for indemnification against Seller or Buyer, as the case may be (the "Indemnifying Party") under this Article 7 or otherwise pursuant to this Agreement, then the Indemnified Party shall promptly (and in any event within ten (10) business days after receiving service of process in a lawsuit, administrative proceeding or arbitration proceeding with respect to the Third Party Claim) notify each Indemnifying Party thereof in writing. Each of the matters described in this Article 7.04(a) shall be referred to in this Agreement as a "Third Party Claim".

(b)   Any Indemnifying Party will have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon (or constitute an admission of guilt, liability, fault or responsibility for) the Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized in writing by the Indemnifying Party or (ii) the Indemnifying Party failed to assume the defense and employ counsel.

(c)   Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Article 7.04(b) above, however, the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate with such reasonable costs and expenses associated therewith to be borne for the account of the Indemnifying Party.

(d)   In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), unless the Indemnified Party waives indemnification with respect to the Third Party Claim so settled and adjudicated.

(e)   The indemnification obligations of Seller and Buyer, respectively under this Agreement shall include court costs and attorney's fees and expenses and costs of investigating, preparing or defending any action or proceeding with respect to any Third Party Claim.

ARTICLE 8
POST CLOSING COVENANTS

8.01 Certain Obligations of Seller. Seller agrees that, with respect to the period following the Closing:

(a)   Records. On or before five (5) business days after Closing, Seller shall, at Seller's cost, deliver to Buyer, at Buyer's offices in Broomfield, Colorado, copies of all Records.

(b)   Retained Liabilities. Seller retains and shall remain liable and responsible for, and Buyer specifically does not assume, any liabilities and obligations of Seller not related to or arising out of the ownership, use, maintenance and operation of the Assets, whether known or unknown, accrued or contingent and not otherwise specifically set forth in this Agreement.

8.02 Certain Obligations of Buyer. Buyer agrees that within (30) days following Closing, Buyer shall record those Conveyance Documents necessary to evidence in the public record that Buyer has acquired the Assets and within a reasonable time thereafter, Buyer shall supply Seller with a true and accurate photocopy of the recorded and filed Conveyance Documents. In the event Buyer fails to record any such Conveyance Document within such time period, Seller may, but shall not be obligated to, record such Conveyance Document on Buyer's behalf and at Buyer's cost (for which Buyer will promptly reimburse Seller upon demand).


ARTICLE 9
EFFECT OF CLOSING


The following terms, provisions and prorations shall be effective at the Closing:

(a)   Revenues. All proceeds from accounts receivables, notes receivable, income, revenues, monies and other items attributable to the Assets with respect to any period of time prior to the Effective Date shall belong to and be retained by or paid over to Seller and all necessary reports with respect to such proceeds shall be filed by Seller. All proceeds from production, accounts receivables, notes receivables, income, revenues, monies and other items attributable to the Assets with respect to any period of time from and after the Effective Date shall belong to and be retained by or paid over to Buyer.

(b)   Expenses. All accounts payable and accrued liabilities for costs and expenses attributable to the Assets with respect to any period of time prior to the Effective Date, including excise, severance, and similar taxes based on production or royalties, shall be the obligation of and paid by the Seller, and all necessary reports with respect to such costs and expenses shall be filed by Seller. All production royalties payable to Seller and exploration and drilling expenses as specified in the Agreement, along with any accounts payable and accrued liabilities for direct costs and expenses attributable to the Assets with respect to any period of time from and after the Effective Date shall be the obligation of and be paid by the Buyer.

(c)   Ad Valorem And Property Taxes. All ad valorem taxes, real property taxes, personal property taxes and similar obligations (the "Taxes") shall be apportioned as of the Effective Date between Buyer and Seller. All such Taxes allocable to periods prior to the Effective Date shall be paid by Seller, and all such Taxes allocable to the Effective Date and after shall be paid by Buyer. Any refunds of Taxes allocable to periods prior to the Effective Date shall be the property of Seller. Any refunds of Taxes allocable to periods after the Effective Date shall be the property of Buyer. Buyer shall file or cause to be filed all required reports and returns incident to such Taxes which are due on or after the Effective Date, and shall pay or cause to be paid to the taxing authorities all such Taxes reflected on such reports and returns; provided, however, Seller shall promptly reimburse Buyer for any amounts owing by Seller with respect thereto pursuant to this paragraph.

(d)   Sales Taxes, Filing Fees, Etc. Buyer shall be liable for any sales taxes or other transfer taxes, as well as any applicable conveyance, transfer and recording fees, and real estate, transfer, stamp or other taxes imposed upon the sale of the Assets. Seller agrees to use its reasonable best efforts to assist Buyer in obtaining any applicable exemptions to any applicable state sales tax. If Seller is required by applicable state law to report and pay these taxes or fees, Buyer shall promptly deliver a check to Seller in full payment, and Seller shall deliver said check to the appropriate taxing authorities and shall bear any and all penalties, costs and expenses associated with the failure of Seller to deliver said check.

(e)   Other Taxes. All production, severance or excise taxes, conservation fees and other similar such taxes or fees (other than income taxes), if any, relating to production attributable to the Assets prior to the Effective Date shall be paid by Seller and all such taxes and fees relating to such production attributable to the Assets on and after the Effective Date shall be paid by Buyer.

(f)   Payments; Shared Obligations. If amounts are received by either Party hereto which, under the terms of this Article 9 belong to the other Party, such amount shall immediately be paid over to the proper Party. If an invoice or other evidence of an obligation is received which under the terms of this Article 9 is partially the obligation of Seller and partially the obligation of Buyer, then the Parties shall consult each other and each shall promptly pay its portion of such obligation to the obligee.

ARTICLE 10
CONFIDENTIALITY AGREEMENT

Each Party, its Affiliates and its and their directors, officers, employees, agents, representatives, consultants, investors and lenders, agree to keep the terms and conditions of this Agreement and all proprietary and confidential information exchanged between Buyer and Seller in connection with this Agreement, confidential, and to not disclose the existence of this Agreement without the prior written consent of the other Party, which consent may be withheld at either Party's sole discretion, for a period not to exceed one year from the Closing Date. The foregoing restriction shall not apply to disclosures and information which (i) are required to comply with applicable statutes and regulations; (ii) are required to enforce this Agreement; (iii) are required to obtain financing related to the transactions contemplated hereby; (iv) enter the public domain through a third party who does not thereby breach an obligation of confidentiality; or (v) are made in association with press releases issued in accordance with Article 15.01 hereof.

ARTICLE 11
CONDITIONS OF CLOSING

11.01   Seller's Conditions of Closing. Seller's obligation to consummate the transactions provided for herein is subject to the satisfaction or waiver on or before the Closing Date of the following conditions:

(a)   **Representations and Warranties.** The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

(b)   **Performance.** Buyer shall have performed in all material respects the obligations, covenants and agreements required hereunder to be performed by it at or prior to the Closing.

(c)   **Pending Matters.** No suit, action or other proceeding by a non-affiliated third party or a governmental authority shall be pending or threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement.

11.02   Buyer's Conditions of Closing. Buyer's obligation to consummate the transactions provided for herein is subject to me satisfaction or waiver on or before the Closing Date of the following conditions:

(a)   **Representations and Warranties.** The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the date of Closing as though made on and as of that date.

(b)   **Performance.** Seller shall have performed in all material respects the obligations, covenants and agreements required hereunder to be performed by it at or prior to the Closing.

(c)   **Pending Matters.** No suit, action or other proceeding by a non-affiliated third party or a governmental authority shall be pending or threatened which seeks substantial damages from Buyer in connection with, or seeks to restrain, enjoin or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

(d)   **Operatorship.** Buyer shall be satisfied in its sole discretion that it will succeed to or will become operator of all units and wells comprising a part of the Assets that were being operated by Seller at the Effective Date.

(e)   **No Material Adverse Change.** Since the date of this Agreement, there shall have been no material adverse change in the value of the Assets and no event shall have occurred that has had, or is reasonably likely to have, a material adverse effect on the ability of Buyer to own and operate the Assets, and enjoy the benefits associated therewith, in the same fashion as Seller has prior to the date hereof.

(f)   **Satisfaction With Due Diligence.** Buyer shall be satisfied in its sole discretion with the results of its due diligence investigation of the Assets, including, but not limited to: (a) the operational and environmental condition of the Assets; and (b) title to the Assets.

ARTICLE 12
CASUALTY LOSS AND CONDEMNATION

If, prior to the Closing Date, all or any portion of the Assets are destroyed by fire or other casualty or are taken in condemnation or under right of eminent domain or proceedings for such purpose are pending or threatened in writing, Buyer may elect to purchase such Assets or portions thereof notwithstanding any such destruction, taking or pending or threatened taking (without reduction in the Purchase Price with respect thereto), in which case Seller shall, at the Closing, pay to Buyer all sums paid to Seller by third parties (including insurers) by reason of the destruction or taking of such Assets, and shall assign, transfer and set over unto Buyer all of Seller's right, title and interest in and to any unpaid awards or other amounts due from third parties (including insurers) arising out of the destruction, taking or pending or threatened taking of such Assets or portions thereof. Prior to Closing, Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any destruction, taking or pending or threatened taking as to the Assets or portions thereof without first obtaining the written consent of Buyer.

ARTICLE 13
GOVERNMENTAL CONSENTS

At the Closing, if any, Seller shall execute and deliver to Buyer such assignments of federal, state and Indian leases as require consent to assignment, on the forms required by the governmental or tribal agency having jurisdiction thereof. Buyer shall promptly file for and obtain the necessary approvals for such assignments. Until such approvals (the "Governmental Approvals") are obtained, Seller shall continue to hold governmental title to such leases as nominee for Buyer.

ARTICLE 14
TERMINATION

14.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated:

(a)   At any time at or prior to Closing by mutual consent of Seller and Buyer; or

(b)   At any time at or after July 31, 2007, by Seller or Buyer, by the delivery of written notice to the other Party, if the Closing shall not have occurred by such date;

provided, however no such Party may exercise any right of termination pursuant to this Article 14.01 if the event giving rise to such termination right shall be due to the willful failure of such Party to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such Party.

14.02 Return of Data. Buyer agrees that if this Agreement is terminated for any reason whatsoever, Buyer shall use its good faith efforts to identify and promptly return to Seller all information furnished by or on behalf of Seller to Buyer, its officers, employees, and representatives in connection with this Agreement or Buyer's investigation of the Assets, together with all copies, extracts or excerpts of such information.

ARTICLE 15
MISCELLANEOUS

15.01 Press Releases and Public Announcements. Neither Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing, if any, without the prior approval of the other Party, which approval shall not be unreasonably withheld; provided, however, that either Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

15.02 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior agreements, or representations by or between the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

15.03 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party, which approval shall not be unreasonably withheld.

15.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

15.05 Headings. The section or Article headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

15.06 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Colorado without giving effect to any choice or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado.

15.07 Legal Fees. The prevailing party in any legal proceeding brought under or to enforce this Agreement shall be additionally entitled to recover court costs and reasonable attorney's fees from the nonprevailing party. Each Party shall pay their respective legal costs associated with the negotiation and drafting of this Agreement.

15.08 Exhibits. All exhibits and schedules hereto which are referred to herein are hereby made a part hereof and incorporated herein by such reference.

15.09 Waiver. Any of the terms, provisions, covenants, representations, warranties or conditions hereof may be waived only by written instrument executed by the Party waiving the compliance. The failure of either Party at any time or times to require performance of any provisions hereof shall in no manner affect such Party's right to enforce the same. No waiver by either Party of any condition or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such condition or breach, or a waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty.

15.10 Further Assurances. After the Closing, if any, each of the Parties will execute, acknowledge, and deliver to the other such further instruments, and take such other actions, as may be reasonably requested in order to more effectively assure to said Party all of the respective properties, rights, titles, interests, estates, and privileges intended to be assigned, delivered, or inuring to the benefit of such Party in consummation of the transactions contemplated hereby.

15.11 Resignation as Operator, etc. At the Closing, Seller shall execute and deliver to Buyer appropriate letters resigning as the operator of any of the Assets that Seller is operating and other appropriate documents concerning transfer of operations. Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of all or any portion of the Assets, since the Assets or portions thereof may be subject to unit, pooling, communitization, operating or other agreements which control the appointment of a successor operator; provided, however, that Seller agrees to use its reasonable best efforts to assist Buyer in becoming successor operator.

15.12 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

IF TO SELLER:

Armstrong Investments Incorporated
P.O. Box 294
The Valley, Anguilla
British West Indies

IF TO BUYER:

Jayhawk Energy, Inc.
370 Interlocken Blvd., Suite 400
Broomfield, CO 80021

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

15.13 Disclaimer of Representations and Warranties. Except as expressly set forth in this Agreement and in Conveyance Documents delivered pursuant to Article 3.03(a), the Parties hereto make no, and disclaim any, representation or warranty whatsoever, whether express or implied. Each Party hereto disclaims all liability and responsibility for any other representation, warranty, statement, or communication (orally or in writing) to the other Party (including, but not limited to, any information contained in any opinion, information, or advice that may have been provided to any such Party by any officer, stockholder, director, partner, member, manager, employee, agent, consultant, representative, or contractor of such disclaiming Party or its Affiliates or any engineer or engineering firm, or other agent, consultant, or representative) wherever and however made. Without limiting the generality of the foregoing, Seller makes no representation or warranty as to (a) the amount, value, quality, or deliverability of petroleum, natural gas, or other reserves attributable to the Assets or any portion thereof, or (b) any geological, engineering, or other interpretations or economic evaluations. SELLER MAKES NO, AND DISCLAIMS ANY, REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE, AS TO (I) MERCHANTABILITY, (II) FITNESS FOR ANY PARTICULAR PURPOSE, (III) CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, AND/OR (IV) CONDITION OF THE LEASES OR ASSETS THAT ARE THE SUBJECT OF THIS AGREEMENT. The Parties agree that the preceding disclaimers of warranty are "conspicuous" disclaimers for purposes of any applicable law, rule, or order.

15.14 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation and in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

15.15 No Third Party Beneficiaries. Except as provided for in Article 7 hereof with respect to the rights of an Indemnified Party, this Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, and other persons given rights of indemnification hereunder.

15.16 Construction. The Parties have participated jointly in the negotiating and drafting of this Agreement. In the event ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law should be deemed also to refer to all rules and regulations promulgated thereunder, unless the contexts requires otherwise. The word "including" shall mean including, without limitation. If the date specified in this Agreement for giving any notice or taking any action is not a business day (or if the period during which any notices required to be given or any action taken expires on a date which is not a business day) then the date for giving such notice or taking such action (and the expiration date for such period during which notice is required to be given or action taken) shall be the next day which is a business day.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

JAYHAWK ENERGY, INC.

By:

/s/ Lindsay Gorrill
Lindsay Gorrill

Its: President

SELLER:

ARMSTRONG INVESTMENTS INCORPORATED

By:

/s/ Graham Crabtree
Graham Crabtree

Its: President

LIST OF EXHIBITS

25

Exhibit A

Prospect	Lease Date	T	R	Sec	Description	Gross Acres	Net Acres
Uniontown	10/5/2004	23S	22E	24	NW	160	160
Uniontown	10/5/2004	23S	22E	34	NW NE	40	40
Uniontown	12/29/2004	23S	22E	36	W/2 SW E of River	70	70
Uniontown	3/29/2005	24S	21E	14	E/2 SE	80	80
Uniontown	10/27/2004	24S	21E	24	NE; E/2 SE	240	240
Uniontown	10/27/2004	24S	21E	25	E/2 NE	80	80
Uniontown	1/6/2005	24S	21E	25	SE	160	160
Uniontown	12/14/2004	24S	21E	35	E/2 SW; W/2 SW	160	160
Uniontown	12/29/2004	24S	22E	01	SE SW; W/2 W/2 SE	80	80
Uniontown	7/7/2005	24S	22E	2	Part E/2 N/2 SE S of River; W/2 N/2 SE	75	75
Uniontown	1/20/2005	24S	22E	03	Part of NW	91.5	91.5
Uniontown	12/29/2004	24S	22E	08	S/2 SW LESS the North 58.74 ft of SW SW	78	78
Uniontown	11/18/2004	24S	22E	10	S/2 SE	80	80
Uniontown	11/18/2004	24S	22E	12	S/2 SW	80	80
Uniontown	12/29/2004	24S	22E	12	E/2 NW; NW NW	120	120
Uniontown	11/18/2004	24S	22E	13	W/2 less the SE NE SW	310	310
Uniontown	3/5/2005	24S	22E	13	S/2 NE; N/2 SE; SE NE SW	170	170
Uniontown	11/18/2004	24S	22E	14	All less S/2 SW	560	560
Uniontown	11/16/2004	24S	22E	14	S/2 SW	80	80
Uniontown	10/5/2004	24S	22E	15	SE; S/2 NE	240	240
Uniontown	11/18/2004	24S	22E	15	N/2 NE	80	80
Uniontown	1/12/2005	24S	22E	16	NW; SW	320	320
Uniontown	12/8/2004	24S	22E	21	S 150 acrs of SW; SE	299	299
Uniontown	12/29/2004	24S	22E	21	N/2 NE	80	80
Uniontown	1/12/2005	24S	22E	21	N/2 NW	80	80
Uniontown	10/5/2004	24S	22E	22	NE	160	160
Uniontown	10/20/2004	24S	22E	22	SE; E/2 SW	240	240
Uniontown	10/15/2004	24S	22E	22	NW	160	160
Uniontown	10/13/2004	24S	22E	23	S/2 SE	80	80
Uniontown	11/18/2004	24S	22E	23	NE	160	160
Uniontown	11/16/2004	24S	22E	23	NW	160	160
Uniontown	11/13/2004	24S	22E	23	N/2 SE	80	80
Uniontown	3/5/2005	24S	22E	23	SW less tract	159.31	159.31
Uniontown	10/5/2004	24S	22E	24	SE SW LESS Part TRACT; S 60' of W 1290' NE SW	41	41
Uniontown	10/13/2004	24S	22E	24	W/2 SW	80	80
Uniontown	10/13/2004	24S	22E	24	E/2 SE NE	20	20
Uniontown	11/13/2004	24S	22E	24	N/2 NW; SW NW	120	120
Uniontown	3/5/2005	24S	22E	24	SE	160	160
Uniontown	3/5/2005	24S	22E	24	N/2 NE; W 3/4 S/2 NE	140	140
Uniontown	10/5/2004	24S	22E	25	NE NW LESS E 30' off E Boundary line	40	40
Uniontown	10/13/2004	24S	22E	25	SW NW; NE SW; NW SE; NW NW; Part NW less exc	238.8	238.8
Uniontown	3/5/2005	24S	22E	25	SW SW; N/2 NE	120	120
Uniontown	10/13/2004	24S	22E	26	NE SE; E/2 NE	116.5	116.5
Uniontown	3/5/2005	24S	22E	26	SE SE; W/2; W/2 SE	440	440

Uniontown	10/20/2004	24S	22E	27	All excePart the W 2 rods of the SW NW	640	640
Uniontown	12/14/2004	24S	22E	28	SW NE; SE NW; W/2 SW	160	160
Uniontown	5/30/2005	24S	22E	29	N/2 SW	80	80
Uniontown	10/27/2004	24S	22E	30	W/2; Part E/2	374.7	374.7
Uniontown	11/16/2004	24S	22E	30	E/2 less Part	232.6	232.6
Uniontown	10/27/2004	24S	22E	31	N/2 N/2	160	80
Uniontown	2/16/2005	24S	22E	31	W/4 SE; SW	200	200
Uniontown	11/4/2004	24S	22E	33	S/2 NE; SE; E/2 SW	320	320
Uniontown	11/4/2004	24S	22E	34	W/2; NE	480	480
Uniontown	11/4/2004	24S	22E	34	SE	160	160
Uniontown	11/4/2004	24S	22E	35	SW SW; 2 acres in the SE corner NW SW	42	42
Uniontown	3/5/2005	24S	22E	35	N/2 NE; N/2 NW less 2 acs in NE corner; SW NW	198	198
Uniontown	3/5/2005	24S	22E	35	SE SW; SW SE; E/2 SE; SE NE	200	200
Uniontown	6/29/2001	24S	22E	36	SE SE	40	40
Uniontown	3/5/2005	24S	22E	36	NW NW; S/2 NW; SW; SW SE	320	320
Uniontown	1/14/2005	25S	22E	01	S1/2 SW less 1 acre	79	79
Uniontown	3/5/2005	25S	22E	01	NE SW; strip E side SE SW	40.75	40.75
Uniontown	3/5/2005	25S	22E	01	SE; NW; NW SW; NE Less S/4 E/2 NE	500	500
Uniontown	3/24/2004	25S	22E	02	35 A IN SW NW, S/2 NW NW	55	27.5
Uniontown	3/24/2004	25S	22E	02	35 A IN SW NW, S/2 NW NW	55	27.5
Uniontown	1/14/2005	25S	22E	02	SE SE	40	40
Uniontown	3/5/2005	25S	22E	02	E/2 SW; W/2 SE; S 40 acs W/2 NE; N/2 NW NW; SE NW; N 40 acres W/2 NE; E/2 NE; NE SE	417.1	417.1
Uniontown	3/24/2004	25S	22E	03	N/2 NE, 35 A IN SE NE	115	57.5
Uniontown	3/24/2004	25S	22E	03	N/2 NE, 35 A IN SE NE	115	57.5
Uniontown	1/11/2005	25S	22E	03	W 21 acs SW SW	21	21
Uniontown	6/25/2001	25S	22E	03	NW SW; E/2 SW SW Less a strip 2 rods wide alg the West-side thereof	60	60
Uniontown	3/24/2004	25S	22E	04	N/2 NW, S/2 NW, N/2 SW	240	120
Uniontown	3/24/2004	25S	22E	04	N/2 NW, S/2 NW, N/2 SW	240	120
Uniontown	1/11/2005	25S	22E	04	W/2 SE	80	80
Uniontown	1/11/2005	25S	22E	04	SE SE	40	40
Uniontown	1/11/2005	25S	22E	04	S/2 SW	80	80
Uniontown	6/25/2001	25S	22E	04	NE SE	40	40
Uniontown	6/25/2001	25S	22E	04	W/2 NE; SE NE	120	120
Uniontown	11/3/2004	25S	22E	05	NE; W/2 SE Less Part	226.41	226.41
Uniontown	11/3/2004	25S	22E	05	W/2	317.32	317.32
Uniontown	1/11/2005	25S	22E	05	E/2 SE	78	78
Uniontown	12/6/2004	25S	22E	06	E/2 NW	80	80
Uniontown	1/6/2005	25S	22E	06	NE	160	160
Uniontown	6/25/2001	25S	22E	06	SE	160	160
Uniontown	2/9/2005	25S	22E	07	Part W/2 NW lying S. of Hwy; W/2 SW frac.	152.1	152.1

Uniontown	10/5/2004	25S	22E	08	W/2 LESS HWY ROW	309	309
Uniontown	6/25/2001	25S	22E	08	E/2	320	320
Uniontown	6/25/2001	25S	22E	09	NE/2; W/2	480	480
Uniontown	6/25/2001	25S	22E	09	SE	160	160
Uniontown	6/25/2001	25S	22E	10	NW; S/2 NE; N/2 S/2	400	400
Uniontown	6/25/2001	25S	22E	10	S/2 S/2	160	160
Uniontown	1/14/2005	25S	22E	11	N 8 acs NE NE Part	8	8
Uniontown	6/25/2001	25S	22E	11	E/2 NW; W/2 NE; NW NW	200	180
Uniontown	6/25/2001	25S	22E	11	South 72.0 acres of E/2 NE	72	72
Uniontown	6/25/2001	25S	22E	11	NW NW	40	20
Uniontown	10/5/2004	25S	22E	12	S/2 NW; Part N/2 NW; Part N/2 NE; Part TRACT SW NE	167.41	167.41
Uniontown	1/14/2005	25S	22E	12	N 16 acs NW	16	16
Uniontown	6/25/2001	25S	22E	12	SW	160	160
Uniontown	6/25/2001	25S	22E	12	SE	160	160
Uniontown	3/5/2005	25S	22E	12	E 55 ac N/2 NE	55	55
Uniontown	6/25/2001	25S	22E	15	N/2 NW; N/2 NE; S/2 NW; S/2 NE Less Tract	300	300
Uniontown	6/25/2001	25S	22E	15	W/2 SW	80	80
Uniontown	6/25/2001	25S	22E	16	N/2 SW; NW	240	240
Uniontown	6/25/2001	25S	22E	16	N/2 NE	80	80
Uniontown	6/25/2001	25S	22E	16	SE; S/2 NE	240	240
Uniontown	8/15/2001	25S	22E	16	S/2 SW	80	80
Uniontown	6/25/2001	25S	22E	17	N/2	320	320
Uniontown	12/14/2004	25S	21E	11	Part NW/4	83.73	83.73
Uniontown	10/5/2004	25S	22E	13	E/2 NW LESS Part TRACT	77.00	77.00
Uniontown	3/30/2005	25S	22E	13	W/2 NW	80.00	80.00
Uniontown	3/30/2005	25S	22E	13	W/2 SE	80.00	80.00
Uniontown	3/30/2005	25S	22E	13	SW	160.00	160.00
Uniontown	10/5/2004	25S	22E	14	NE NE	40.00	40.00
Uniontown	10/5/2004	25S	22E	14	S/2 SE LESS 10 acres off N side SW SE	65.00	65.00
Uniontown	10/5/2004	25S	22E	14	W/2 SW LESS HWY ROW	80.00	80.00
Uniontown	6/25/2001	25S	22E	14	NW; NW NE	200.00	200.00
Uniontown	6/25/2001	25S	22E	14	S/2 NE; N/2 SE; E/2 SW; N/2 N/2 SW SE; W 80 rods of S. 2 rods of NW Less a strip of land 2 rods wide lying alg West side of the SW/4 NE/4	250.00	250.00
Uniontown	10/5/2004	25S	22E	15	N/2 NE SE; W/2 SE; S/2 NE SE; SE SE; E/2 SW LESS HWY ROW	240.00	240.00
Uniontown	2/9/2005	25S	22E	19	NW; Part NW SW	27.70	27.70
Uniontown	6/25/2001	25S	22E	19	All that part of NW & NW SW lying E of R-O-W of Missouri Pacific RR Co.	175.50	175.50
Uniontown	6/25/2001	25S	22E	19	NE; E/2 SE	240.00	240.00
Uniontown	2/9/2005	25S	22E	20	SW	160.00	160.00
Uniontown	2/9/2005	25S	22E	20	E/2 Less Part	318.00	318.00
Uniontown	2/9/2005	25S	22E	20	NW	158.00	158.00
Uniontown	3/9/2005	25S	22E	20	4 AC in SE SE	4.00	4.00

Uniontown	6/26/2001	25S	22E	21	NE	160.00	160.00
Uniontown	6/25/2001	25S	22E	22	Part of the W/2 SE; Part SW NE; Part SE NW	100.00	100.00
Uniontown	1/8/2002	25S	22E	22	N3/4 of the E/2 NE	60.00	30.00
Uniontown	6/26/2001	25S	22E	22	W/2 NW	80.00	80.00
Uniontown	10/5/2004	25S	22E	23	E/2 NW; W/2 NE	154.00	154.00
Uniontown	10/5/2004	25S	22E	23	Part TRACT NE NE	2.20	2.20
Uniontown	1/8/2002	25S	22E	23	W/2 NW	80.00	40.00
Uniontown	12/16/2004	25S	22E	24	Part SE SE	3.50	3.50
Uniontown	12/16/2004	25S	22E	24	SE LessPart	137.85	137.85
Uniontown	12/9/2004	25S	22E	24	Part SW	2.00	2.00
Uniontown	12/9/2004	25S	22E	24	S 120 acs of W 170 acs of S/2 less Part	118.00	118.00
Uniontown	12/16/2004	25S	22E	25	Part NE	93.70	93.70
Uniontown	12/27/2001	25S	22E	25	E/2 SE	80.00	80.00
Uniontown	2/9/2005	25S	22E	26	E/2 SW	80.00	40.00
Uniontown	2/9/2005	25S	22E	26	W/2 E/2 S of Vac RR; Part NE NW	187.00	187.00
Uniontown	9/5/2001	25S	22E	27	SW SW Less S 3.5 acres of W/4 SW SW AND SW SE SW Less Tract	41.50	41.50
Uniontown	2/23/2005	25S	22E	27	SW SE excePart NE SW SE N of River; NW SE S of River; E/2 SE SW E of HWY 3; N/2 E/4 SW S of River.	60.00	30.00
Uniontown	2/23/2005	25S	22E	27	SW SE S of River; NW SE S of River; E/2 SE SW E of HWY 3	60.00	30.00
Uniontown	11/23/2004	25S	22E	28	SW SW	40.00	40.00
Uniontown	2/9/2005	25S	22E	28	W/2 NW	80.00	80.00
Uniontown	12/11/2004	25S	22E	29	SE SE	40.00	40.00
Uniontown	2/9/2005	25S	22E	29	NE NW; N 3/4 NE	160.00	160.00
Uniontown	2/9/2005	25S	22E	29	N/2 SE	80.00	80.00
Uniontown	2/9/2005	25S	22E	29	NW NW; S/2 NW; NW SW	160.00	160.00
Uniontown	9/5/2001	25S	22E	29	S/2 S/2 NE	40.00	40.00
Uniontown	2/9/2005	25S	22E	30	NE	160.00	160.00
Uniontown	11/23/2004	25S	22E	31	W/2; S/2 SE	401.50	401.50
Uniontown	11/23/2004	25S	22E	32	E/2 SW	79.00	79.00
Uniontown	11/23/2004	25S	22E	32	N/2 NE	75.00	75.00
Uniontown	11/23/2004	25S	22E	32	SE; S/2 NE	240.00	240.00
Uniontown	11/23/2004	25S	22E	33	SW NW; N/2 NW; S/2 less 3.0 acres	437.00	437.00
Uniontown	2/4/2005	25S	22E	33	NW NE; W/2 SW NE; SE NW; E/2 SW NE; Part of E/2 NE S. of Marmaton River.	185.00	185.00
Uniontown	10/18/2004	25S	22E	34	SE	160.00	160.00
Uniontown	9/5/2001	25S	22E	34	NW NW	40.00	40.00
Uniontown	2/23/2005	25S	22E	34	NE; Part E/2 NW lyg E of KS Hwy 3	173.00	86.50
Uniontown	2/23/2005	25S	22E	34	NE; Part E/2 NW lying E of KS Hwy 3	173.00	86.50

Uniontown	10/18/2004	25S	22E	35	S/2 NW	80.00	80.00
Uniontown	10/25/2004	25S	22E	35	SW	160.00	160.00
Uniontown	2/9/2005	25S	22E	35	NE NW	40.00	20.00
Uniontown	4/14/2005	25S	22E	35	SE	160.00	160.00
Uniontown	4/14/2005	25S	22E	35	NE	160.00	160.00
Uniontown	12/27/2001	25S	22E	36	E/2 E/2 NE	40.00	40.00
Uniontown	5/16/2005	25S	22E	36	W 3/4 NE	120.00	120.00
Uniontown	2/9/2005	25S	21E	24	Part NE; E/2 NW; S/2 Less Part	559.70	532.00
Uniontown	6/25/2001	25S	21E	24	All that part of NE lying E of R-O-W of Missouri Pacific RR Co., EXC a tract described in Deed Book 118, Pg 636	14.00	14.00
Uniontown	11/3/2004	25S	21E	26	E/2 SE	80.00	80.00
Uniontown	10/5/2004	25S	21E	35	W/2 NE	80.00	80.00
Uniontown	2/11/2005	26S	21E	02	N/2 SW; NW SE	120.00	120.00
Uniontown	1/3/2005	26S	21E	11	NE less exception	154.00	154.00
Uniontown	1/25/2005	26S	21E	11	SE; Part SW	228.00	228.00
Uniontown	8/19/2005	26S	21E	25	S/2 NW, excePart the North 1 acre	78.00	39.00
Uniontown	3/29/2005	26S	21E	25	W/2 SW; S/2 NW excePart N 1 acre	159.00	20.00
Uniontown	3/31/2005	26S	21E	25	W/2 SW; S/2 NW excePart N 1 acre	159.00	39.75
Uniontown	4/7/2005	26S	21E	25	W/2 SW	80.00	20.00
Uniontown	4/5/2005	26S	21E	25	W/2 SW; S/2 NW EXCEPart N 1 acre.	159.00	39.75
Uniontown	8/16/2005	26S	21E	26	Lot 1 exc W 1026.96 feet; All of Lots 6 & 7	95.00	95.00
Uniontown	4/27/2005	26S	21E	36	NW; SW; SE	480.00	480.00
Uniontown	2/2/2005	26S	22E	01	N/2 SW; SE; SE SW	280.00	280.00
Uniontown	2/15/2005	26S	22E	01	S/2 NW; SW SW	120.00	120.00
Uniontown	4/6/2005	26S	22E	01	NE	160.00	160.00
Uniontown	10/18/2004	26S	22E	02	N/2 NW	80.00	80.00
Uniontown	10/25/2004	26S	22E	02	NE	160.00	160.00
Uniontown	1/4/2005	26S	22E	02	SE	160.00	160.00
Uniontown	11/23/2004	26S	22E	03	NW, less 2.2 acres.	157.80	157.80
Uniontown	2/1/2005	26S	22E	03	N/2 NE less ROW	78.70	78.70
Uniontown	6/25/2001	26S	22E	03	SW	160.00	160.00
Uniontown	10/25/2004	26S	22E	04	W/2 NW ; NW SW ; 15 acres in NE NW; 17.75 acres in NW NW	152.75	152.75
Uniontown	11/23/2004	26S	22E	04	NE	160.00	160.00
Uniontown	6/25/2001	26S	22E	04	SE	160.00	160.00
Uniontown	9/5/2001	26S	22E	04	NE SW; E/2 NW Less two tracts	87.00	87.00
Uniontown	3/14/2005	26S	22E	04	S/2 SW	80.00	80.00
Uniontown	11/23/2004	26S	22E	05	E/2 SW; E 17 ac of the SW SW	97.00	97.00
Uniontown	2/9/2005	26S	22E	05	E/2 NE	80.00	80.00

Uniontown	2/9/2005	26S	22E	06	W/2 SW S of RD; W/2 SE SW	69.00	69.00
Uniontown	6/25/2001	26S	22E	07	SE	160.00	160.00
Uniontown	6/27/2001	26S	22E	07	S/2 NE; Comm @ SE cor NE NE, th W 47 rods;N 116 rods; W 2 rods; N 26 rods; East to center of Marmaton River; th down river w/the thread thereof to where it intersects the E line of SE SE of Sec. 6; th S to POB	114.00	114.00
Uniontown	11/23/2004	26S	22E	08	NW less tract; NW NE	184.00	184.00
Uniontown	6/25/2001	26S	22E	08	E/2 SE	80.00	80.00
Uniontown	6/25/2001	26S	22E	08	W/2 SW; SE SW; SW SE	160.00	160.00
Uniontown	6/27/2001	26S	22E	08	Part of SE NW beg SE cor of NW; N 80 rods; W 24 rods; SW'ly 80 rods, M/L to a point on S line of NW, 40 rods from POB th. E to POB; SW NE; NE SW; NW SE	116.00	116.00
Uniontown	1/12/2005	26S	22E	09	SE SW	40.00	40.00
Uniontown	6/25/2001	26S	22E	09	W/2 SW	80.00	80.00
Uniontown	3/14/2005	26S	22E	09	E/2 NW; SW NW; NE SW; Part. Of SE; NW NW	347.80	347.80
Uniontown	5/23/2005	26S	22E	9	NE	160.00	160.00
Uniontown	8/25/2001	26S	22E	10	E/2 NW; W/2 NE; SW; W/2 SE	400.00	400.00
Uniontown	10/31/2001	26S	22E	10	E/2NE	80.00	80.00
Uniontown	3/30/2005	26S	22E	11	W/2 SW	80.00	80.00
Uniontown	4/12/2005	26S	22E	11	NW	160.00	160.00
Uniontown	4/14/2005	26S	22E	11	N/2 NE	80.00	80.00
Uniontown	10/23/2001	26S	22E	11	N/2NE; SE/4	240.00	240.00
Uniontown	1/4/2005	26S	22E	12	SW	160.00	160.00
Uniontown	2/2/2005	26S	22E	12	SE NE; SW NE; SE NW	120.00	120.00
Uniontown	2/15/2005	26S	22E	12	NE NE	40.00	40.00
Uniontown	6/28/2001	26S	22E	12	SE	160.00	160.00
Uniontown	1/4/2005	26S	22E	13	NW	160.00	160.00
Uniontown	2/16/2005	26S	22E	13	W 97 ac. SE	97.00	97.00
Uniontown	10/31/2001	26S	22E	13	SW/4; S/2NE	240.00	240.00
Uniontown	10/8/2001	26S	22E	14	NW/4 less commencing at pt on W line NW/4	148.53	148.53
Uniontown	10/26/2001	26S	22E	14	N/2	320.00	320.00
Uniontown	10/31/2001	26S	22E	14	SW/4 Less tract beg 303' N of SW/c E 174' N 174' W 174' S174' to POB.	159.30	159.30
Uniontown	10/23/2001	26S	22E	14	SE/4	160.00	160.00
Uniontown	8/25/2001	26S	22E	15	S/2 Less Exc	318.00	318.00
Uniontown	10/8/2001	26S	22E	15	N/2	320.00	320.00
Uniontown	1/12/2005	26S	22E	16	NE NW	40.00	40.00
Uniontown	8/25/2001	26S	22E	16	SE NW; S/2 NE; W/2 SE; NE SE	240.00	240.00
Uniontown	6/29/2001	26S	22E	16	W/2 NW; SE SE W/exception	116.70	116.70

Uniontown	3/23/2005	26S	22E	16	N/2 NE	78.00	78.00
Uniontown	3/23/2005	26S	22E	16	SW	157.00	157.00
Uniontown	6/29/2001	26S	22E	17	NE SE	40.00	40.00
Uniontown	10/8/2001	26S	22E	17	N/2	320.00	320.00
Uniontown	6/25/2001	26S	22E	18	NE	160.00	160.00
Uniontown	4/30/2001	26S	22E	19	SE	160.00	160.00
Uniontown	1/5/2005	26S	22E	20	SE SE exc NE 1acre; SW SE; SE SW exc	117.20	39.07
Uniontown	1/5/2005	26S	22E	20	SE SE exc NE 1acre; SW SE; SE SW exc	117.00	39.07
Uniontown	6/29/2001	26S	22E	20	N/2 S/2	160.00	160.00
Uniontown	1/5/2005	26S	22E	20	SE SE exc NE 1acre; SW SE; SE SW exc	117.00	39.07
Uniontown	3/23/2005	26S	22E	20	NE NE	39.00	39.00
Uniontown	4/30/2001	26S	22E	20	NW	160.00	160.00
Uniontown	4/8/2001	26S	22E	20	SW SW	40.00	40.00
Uniontown	1/19/2005	26S	22E	21	NW	159.00	159.00
Uniontown	1/5/2005	26S	22E	21	NW SW	40.00	13.33
Uniontown	1/5/2005	26S	22E	21	NW SW	40.00	13.33
Uniontown	6/29/2001	26S	22E	21	E/2	320.00	320.00
Uniontown	1/5/2005	26S	22E	21	NW SW	40.00	13.33
Uniontown	4/8/2001	26S	22E	21	S/2SW; NE SW; SW SW	160.00	160.00
Uniontown	8/15/2001	26S	22E	22	NE Exc a 6 acre parcel	154.00	154.00
Uniontown	6/29/2001	26S	22E	22	NW	160.00	160.00
Uniontown	4/30/2001	26S	22E	22	SE; E/2 SW	240.00	240.00
Uniontown	10/31/2001	26S	22E	22	W/2SW	80.00	80.00
Uniontown	10/18/2004	26S	22E	23	W/2 NW	80.00	80.00
Uniontown	1/4/2005	26S	22E	23	N/2 SE exc strip off E. side	64.90	64.90
Uniontown	2/4/2005	26S	22E	23	W/2 NE; E/2 NW	160.00	160.00
Uniontown	6/25/2001	26S	22E	23	S/2 SW	80.00	80.00
Uniontown	10/23/2001	26S	22E	23	E/2NE	80.00	80.00
Uniontown	2/2/2005	26S	22E	25	NE Frl; Lot 3 being NE frl of NW; SE NW	225.00	225.00
Uniontown	8/13/2005	27S	21E	24	W/2 NW	80.00	80.00
						38915.06	37203.86

Exhibit A-1

Well Name	API #	Town	Range	Section	Desc	Longitude	Latitude	Total Depth
Green Valley #4-26	15-011-23087	24S	22E	26	NWSENWNW	-94.96716	37.93326	1189 feet
Green Valley #14-2	15-011-23088	25S	22E	2	SESESW	-94.96165	37.89318	1030 feet
Troike #14-15	15-011-23098	26S	22E	15	SESW	-94.98989	37.77756	1104 feet

Exhibit B

ASSIGNMENT

BE IT KNOWN BY THESE PRESENTS, That, **Armstrong Investments Incorporated**, an Anguilla corporation, (hereinafter collectively called "Assignor"), for and in consideration of One Dollar ($1.00) and other good and valuable considerations to Assignor in hand paid, the receipt of which is hereby acknowledged, hereby does sell, transfer, set over, and convey unto **Jayhawk Energy, Inc.,** a Colorado corporation, hereinafter referred to as "ASSIGNEE", an undivided one hundred percent of 8/8ths (100% x 8/8ths) leasehold working interest in and to the Oil and Gas Leases set out in Exhibit "A" insofar as the leases cover the lands described on said exhibit attached hereto and made a part hereof, except Assignor does hereby reserve and except unto itself, its heirs, successors and assigns an overriding royalty interest equal to the difference between all existing lease burdens as of this date and 17.50% of 8/8ths of the oil, gas or other hydrocarbons in and under and which may be produced, saved, and sold from said lands, it being the intent of Assignor to assign to Assignee 82.50% net revenue interest leases. Said override to cover any extensions and renewals taken within 12 months of the expiration of the existing leases. In the event the Leases or Assignor's interest in said Leases covers less than the entire mineral estate in the above described lands, then the overriding royalty interest reserved herein by Assignor shall be proportionately reduced. Assignor hereby warrants the interests conveyed against the lawful claims and demands of all parties claiming by, through or under Assignor, but not otherwise.

Assignor hereby warrants the interests herein assigned against all claims and demands of all parties claiming through or under Assignor and Assignor hereby grants to Assignee the benefit of all previous warranties in Assignor's chain of title.

Dated and effective this ___ day of July, 2007.

                  Armstrong Investments Incorporated

      By:

               Graham Crabtree
     Its: Director

The Valley, Anguilla, British West Indies

On this ___ day of July, 2007, before me, a Notary Public appointed and practicing in Anguilla, British West Indies, personally appeared Graham Crabtree, to me known to be an officer of Armstrong Investments Incorporated, an Anguilla corporation on behalf of which he executed the foregoing instrument, and acknowledges the same to be the free act and deed.

 My commission does not expire.

               Valencia R. Hodge, Notary Public

Exhibit B-1

ASSIGNMENT OF WELL BORES

KNOW ALL MEN BY THESE PRESENTS:

THAT, **Armstrong Investments Incorporated**, an Anguilla corporation, hereinafter designated "ASSIGNOR", for and in consideration of One Dollar ($1.00) and other good and valuable considerations to Assignor in hand paid, the receipt of which is hereby acknowledged, hereby does sell, transfer, set over, convey and assign unto **Jayhawk Energy, Inc.**, hereinafter referred to as "ASSIGNEE", all of Assignor's right, title and interest in and to those certain well bores set out on attached Exhibit A. This Assignment is made expressly subject to, and Assignee's rights are governed by an oil and gas lease or other instruments of record affecting the lands on which the well bores are located.

Assignor shall be responsible for and shall indemnify and hold Assignee harmless against any claims, damages, losses, liabilities, cost and expenses arising out of the violation of any federal, state, or local environmental statute, regulation, rule, or ordinance, upon or with respect to the ownership and operation of said well bores that occurred prior to the date of this Assignment.

Assignee agrees, by accepting this Assignment, to assume responsibility for the well bores and the risk, cost and expense of future operations, including plugging and abandoning the well bores. Assignee agrees to indemnify and hold harmless Assignor, its agents, employees and assigns, from all liability, claim, demands or causes of action arising out of Assignee's operations in or use of the assigned well bores, including without limitation the proper plugging and abandonment of the well bores.

IN WITNESS WHEREOF, this instrument is duly executed this ___ day of July, 2007.

Armstrong Investments Incorporated

By: _____

Graham Crabtree
Its: Director

The Valley, Anguilla, British West Indies

On this ___ day of July, 2007, before me the undersigned a Notary Public appointed and practicing in Anguilla, British West Indies, personally appeared Graham Crabtree, known to me to be an officer of Armstrong Investments Incorporated, an Anguilla corporation, on behalf of which he executed the foregoing instrument, and to me known as the person described in and who executed the foregoing instrument and acknowledged that he had executed the same as his free act and deed.

My commission does not expire. _____

Valencia R. Hodge, Notary Public

Exhibit 10.3

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY APPLICABLE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND/OR QUALIFICATION IS NOT REQUIRED.


JAYHAWK ENERGY, INC.

WARRANT AGREEMENT



July ___, 2007


THIS CERTIFIES THAT , for value received, _____, a _____ (the " Investor "), or Investor's assigns (Investor and Investor's assigns being the " Holder "), is entitled to subscribe for and purchase at any time during the Exercise Period from Jayhawk Energy, Inc., a Nevada corporation, with an office located at 370 Interlocken Blvd., Suite 400, Broomfield, CO 80021 (the " Company "), a number of shares of Common Stock equal to the Share Number at a per share price equal to the Exercise Price in effect at such time. This Warrant is issued in conjunction with the shares of the Company's Common Stock issued pursuant to the Subscription Agreement dated as of _____ ___, 2007, by and between the Company and the Investor.

1. **Definitions.** As used herein, the following terms shall have the following respective meanings:

      (a) "Aggregate Warrant Price" shall mean the dollar value obtained by multiplying $1.00 by _____.

      (b) "Common Stock" shall mean the common stock of the Company.

      (c) "Exercise Period" shall mean the period commencing on July ___, 2007, and ending on _____ __, 2009.

      (d) "Exercise Price" shall mean $1.00 per share of Common Stock.

      (e) "Exercise Shares" shall mean any Common Stock acquired upon exercise of this Warrant.

      (f) "Share Number", at any time, shall mean (i) the Aggregate Warrant Price minus the aggregate exercise price previously paid upon exercise of this Warrant, divided by (ii) the Exercise Price then in effect.

2. **Exercise of Warrant .**

    2.1 <u>General; Exercise of Warrant</u> .

    (a) The rights represented by this Warrant may be exercised as a whole or in part at any time during the Exercise Period, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

        (i)   An executed Notice of Exercise in the form attached hereto;

        (ii)   Payment of the Exercise Price either in cash or by check; and

        (iii)   This Warrant.

    (b) Upon the exercise of the rights represented by this Warrant, a certificate or certificates for the Exercise Shares so purchased, registered in the name of the Holder or persons affiliated with the Holder, if the Holder so designates (and such designation is in compliance with applicable securities laws and any stockholders, investor rights or similar agreement), shall be issued and delivered to the Holder as promptly as practicable after the rights represented by this Warrant shall have been so exercised.

    (c) The person in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

    2.2 <u>Net Issue Exercise</u> .

    (a) In lieu of paying the Exercise Price in cash or by check as provided in Section 2.1, the Holder may elect a "Net Issue Exercise" pursuant to which the Holder will receive Exercise Shares equal to the value (as determined below) of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with an executed Notice of Exercise in the form attached hereto in which event the Company shall issue to the Holder a number of Exercise Shares computed using the following formula:

$$X = \frac{Y\,(A\text{-}B)}{A}$$

Where:

X = the number of Exercise Shares to be issued to the Holder;

Y = the number of Exercise Shares purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such exercise);

A = the Fair Market Value of one share of the Company's Common Stock (at the date of such exercise); and

B = the Exercise Price (as adjusted to the date of such exercise).

(b) For purposes of the above calculation, "Fair Market Value" shall be determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including, without limitation, The Nasdaq Stock Market's Global Select or Global Market, the Fair Market Value of a share of Common Stock will be the average closing sales price for such stock (or the closing bid, if no sales are reported) as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Common Stock), over the five (5) trading day period ending on the trading day immediately preceding the day the Warrant is being exercised, as reported in the Wall Street Journal or any other source the Company considers reliable.

(ii) If the Common Stock is quoted on The Nasdaq Stock Market (but not on The Nasdaq Stock Market's Global Select or Global Market) or is regularly quoted elsewhere by recognized securities dealers but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the average mean between the high bid and low asked prices for the Common Stock over the five (5) trading day period ending on the trading day immediately preceding the day the Warrant is being exercised, as reported in the Wall Street Journal or any other source the Company considers reliable.

(iii) If the Common Stock is not traded as set forth above, the Fair Market Value will be determined in good faith by the Board of Directors of the Company.

(c) If this Warrant is not exercised in full by a Net Issue Exercise, then, the "Share Number" in effect immediately after such partial exercise shall be appropriately adjusted to take into account the effect of the Net Issue Exercise.

3. **Covenants of the Company.**

3.1 Covenants as to Exercise Shares . The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2 <u>No Impairment</u>. Except and to the extent as waived or consented to by the Holder, the Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Holder against impairment.

3.3 <u>Notices of Record Date</u>. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend which is the same as cash dividends paid in previous quarters) or other distribution, the Company shall mail to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. **Representations of Holder.**

4.1 <u>Acquisition of Warrant for Personal Account</u>. The Holder represents and warrants that it is acquiring the Warrant and any shares of capital stock issued or issuable upon exercise or conversion of the Warrant for investment purposes only and not with a view to or for resale in connection with any distribution or public offering thereof within the meaning of the Act (as defined below). The Holder also represents that the entire legal and beneficial interests of the Warrant and Exercise Shares the Holder is acquiring is being acquired for, and will be held for, the account of the Holder only.

4.2 <u>Accredited Investor; Off-Shore Transaction; Not a U.S. Person</u>. The Holder represents and warrants that, unless not a "U.S. Person" as defined below, the Holder it is an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "<u>Act</u>"). The Holder shall provide the Company with such additional information as the Company may reasonably request with respect to the Holder's status as an "accredited investor." The exercise of this Warrant and the transactions contemplated herein may constitute an "off-shore transaction," as that term is defined in Rule 902(h) of Regulations S promulgated under the Securities Act. If the Holder is not an accredited investor, then the Holder is not a "U.S. Person," as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act.

4.3 <u>Securities Are Not Registered</u>.

(a) The Holder understands that the Warrant and the Exercise Shares have not been registered under the Act, on the basis that no distribution or public offering of the stock of the Company is to be effected, or registered or qualified under any applicable state securities laws. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period and, in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Holder has no such present intention.

(b) The Holder recognizes that the Warrant and the Exercise Shares must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. The Company has no obligation to register the Warrant or the Exercise Shares of the Company, or to comply with any exemption from such registration.

(c) The Holder is aware that neither the Warrant nor the Exercise Shares may be sold pursuant to Rule 144 adopted under the Act unless certain conditions are met, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale following the required holding period under Rule 144 and the number of shares being sold during any three (3) month period not exceeding specified limitations. For so long as the Warrants are outstanding and for the two-year period thereafter, the Company will use its best efforts to satisfy these conditions.

(d) The Holder is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company. The Holder is experienced in making investments of this type and has such knowledge and background in financial and business matters that the Holder is capable of evaluating the merits and risks of this investment and protecting its own interests. The Holder has had an opportunity to ask questions of, and receive answers from, the Company and its officers and employees regarding the business, financial affairs and other aspects of the Company, and has further had the opportunity to obtain information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which the Holder deems necessary to evaluate an investment in the Company and to verify the accuracy of information otherwise provided to the Holder.

4.4 Disposition of Warrant and Exercise Shares .

(a) Except for transfers by the Holder to its affiliates in compliance with all applicable securities laws, the Holder further agrees not to make any disposition of all or any part of the Warrant or Exercise Shares in any event unless and until:

(i) The Company shall have received a letter secured by the Holder from the Securities and Exchange Commission stating that no action will be recommended to the Commission with respect to the proposed disposition; or

(ii) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

(iii) The Holder shall have shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, for the Holder to the effect that such disposition will not require registration of such Warrant or Exercise Shares under the Act or any applicable state securities laws.

(b) The Holder understands and agrees that all certificates evidencing the Exercise Shares to be issued to the Holder may bear the following legend (in addition to any legend required under applicable state securities laws, the Company's Bylaws, or as provided elsewhere in this Warrant):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY APPLICABLE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER SUCH STATE SECURITIES LAWS OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND/OR QUALIFICATION IS NOT REQUIRED.

5. **Adjustments and Notices.** The Exercise Price and the number of Exercise Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time in accordance with this Section 5.

5.1 <u>Subdivision, Stock Dividends or Combinations</u>. In case the Company shall at any time after the commencement of the Exercise Period subdivide the outstanding Common Stock or shall issue a stock dividend with respect to the Common Stock, the Exercise Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time after the commencement of the Exercise Period combine the outstanding shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall be proportionately increased, in each case effective at the close of business on the date of such subdivision, dividend, or combination, as the case may be.

5.2 <u>Reclassification, Exchange, Substitution, In-Kind Distribution</u>. Upon any reclassification, exchange, substitution or other event after the commencement of the Exercise Period that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant or upon the payment after the commencement of the Exercise Period of a dividend in securities or property other than shares of Common Stock, the Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received if this Warrant had been exercised or converted immediately before the record date for such reclassification, exchange, substitution, or other event or immediately prior to the record date for such dividend. The Company or its successor shall promptly issue to Holder a new warrant for such new securities or other property. The new warrant shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5, including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise or conversion of the new warrant. The provisions of this Section 5.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events and successive dividends.

5.3 <u>Consolidation, Merger, Sale and the Like</u> . In case of any (i) merger or consolidation of the Company into or with another corporation where the Company is not the surviving corporation (but including a merger for the purpose of reincorporating in a new domicile) (ii) sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company or (iii) sale by the Company's stockholders of 50% or more of the Company's outstanding securities in one or more related transactions, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the Holder hereof a new warrant so that the Holder shall have the right to receive upon exercise or conversion of the unexercised or unconverted portion of this Warrant, at a total purchase price not to exceed that payable upon the exercise or conversion of the unexercised or unconverted portion of this Warrant, and in lieu of shares of Common Stock theretofore issuable upon exercise or conversion of this Warrant, the kind and amount of shares of stock, or other securities, money and other property in lieu of such shares of stock, receivable upon or as a result of such reorganization, merger, or sale by a holder of the number of shares of Common Stock for which this Warrant is exercisable or convertible immediately prior to such event. Such new warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5.3 shall similarly apply to successive reorganizations, mergers, and sales.

5.4 In each case of an adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of, if applicable, the type and amount, if any, of other property which at the time would be received upon exercise of this Warrant.

6. **Fractional Shares.** No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. No payments shall be made by the Company in respect of any fractional shares otherwise issuable pursuant to this Warrant.

7. **No Stockholder Rights.** This Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company.

8. **Transfer of Warrant**. Subject to applicable laws, the restriction on transfer set forth on the first page of this Warrant and in Section 4.4 and the terms of any applicable stockholders, investor rights, or similar agreements, this Warrant and all rights hereunder are transferable, by the Holder in person or by duly authorized attorney, upon delivery of this Warrant and the form of assignment attached hereto to any transferee designated by Holder, provided that the transferee shall have signed an investment letter in form and substance satisfactory to the Company and agreed to be bound by the provisions of this Warrant. Notwithstanding anything to the contrary, no partial transfer of this Warrant shall be permitted.

9. **Lost, Stolen, Mutilated or Destroyed Warrant.** If this Warrant is lost, stolen, mutilated, or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

10. **Notices, Etc.** All notices and other communications required or permitted hereunder shall be in writing and shall be sent by express mail or other form of rapid communications, if possible, and if not then such notice or communication shall be mailed by first-class mail, postage prepaid, addressed in each case to the party entitled thereto at the following addresses: (a) if to the Company, to Jayhawk Energy, Attention: President, 370 Interlocken Blvd., Suite 400, Broomfield, CO 80021 , and (b) if to the Holder, to such address as originally furnished to the Company by the Holder, or at such other address as one party may furnish to the other in writing. Notice shall be deemed effective on the date dispatched if by personal delivery, two days after mailing if by express mail, or three days after mailing if by first-class mail.

11. **Amendment.** This Warrant may be amended or otherwise modified only by a writing signed by the Company and the Holder.

12. **Acceptance**. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. **Governing Law; Forum.** This Warrant and all rights, obligations, and liabilities hereunder shall be governed by the internal laws of the State of Colorado and any actions related hereto shall be brought in a court of competent jurisdiction located in the County of Broomfield, State of Colorado.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of the date first written above.

JAYHAWK ENERGY, INC.
a Colorado corporation

By:_____
Name: Lindsay Gorrill
Title: President

NOTICE OF EXERCISE

To: Jayhawk Energy, Inc.

1. The undersigned hereby elects to purchase _____ shares of the Common Stock of Jayhawk Energy, Inc. (the "Company") pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full pursuant to the terms of Section 2.1 of the attached Warrant, or by net issue exercise pursuant to the terms of Section 2.2 of the attached Warrant, together with all applicable transfer taxes, if any.

2. Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

_____
(Name)

_____
_____
(Address)

3. The undersigned represents that (i) the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment purposes only and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares; (ii) the undersigned is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding its investment in the Company; (iii) the undersigned is experienced in making investments of this type and has such knowledge and background in financial and business matters that the undersigned is capable of evaluating the merits and risks of this investment and protecting the undersigned's own interests; (iv) the undersigned is an "accredited investor" as defined in Rule 501 under the Securities Act of 1933, as amended (the " Securities Act "); (v) the undersigned understands that the shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of the investment intent as expressed herein, and, because such securities have not been registered under the Securities Act, they must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available; (vi) the undersigned is aware that the aforesaid shares of Common Stock may not be sold pursuant to Rule 144 adopted under the Securities Act unless certain conditions are met and until the undersigned has held the shares for the number of years prescribed by Rule 144; and (vii) the undersigned agrees not to make any disposition of all or any part of the aforesaid shares of Common Stock unless and until there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or the undersigned has provided the Company with an opinion of counsel satisfactory to the Company, stating that such registration is not required.

_____   _____
(Date)   (Signature)

                                                     _____
                                                     (Print name)